Exhibit 99.1

51Talk Online Education Group’s Name Is Approved and Adopted by Way of Annual General Meeting on September 30, 2022

Singapore September 30, 2022 /PRNewswire/ -- China Online Education Group (“51Talk,” the “Company” or “51Talk Online Education Group”) (NYSE: COE), a global online education platform with core expertise in English education, today announced that, at its annual general meeting of shareholders held on September 30, 2022, shareholders of the Company adopted the following resolutions as special resolutions proposed by the Company:

THAT the name of the Company be and is hereby changed from “China Online Education Group” to “51Talk Online Education Group” effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands; and

THAT the Company’s Fifth Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated with immediate effect by the deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association to reflect the change of the name of the Company, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

The American Depositary Shares, each representing fifteen Class A ordinary shares of the Company, par value US$0.0001 per share, of the Company, are expected to begin trading under the new company name on or about October 3, 2022. The Company’s ticker remains as “COE.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Online Education Group

China Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com

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